EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Financial Statements

For the nine months ended September 30, 2019 and 2018

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed consolidated interim financial statements of Avino Silver & Gold Mines Ltd. (the “Company”) are the responsibility of the Company’s management. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management’s best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the condensed consolidated interim financial statements prior to their submission to the Board of Directors for approval.

The condensed consolidated interim financial statements as at September 30, 2019, and for the periods ended September 30, 2019 and 2018, have not been audited by the Company’s independent auditors.

“David Wolfin”	“Nathan Harte”

David Wolfin	Nathan Harte, CPA
President & CEO	Chief Financial Officer
November 7, 2019	November 7, 2019

AVINO SILVER & GOLD MINES LTD.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in thousands of US dollars)

	Note	September 30, 2019 (unaudited)	December 31, 2018
ASSETS
Current assets
Cash		$2,881	$3,252
Amounts receivable		4,358	4,091
Taxes recoverable	3	4,666	5,343
Prepaid expenses and other assets		1,017	1,030
Inventory	4	7,714	9,231
Total current assets		20,636	22,947
Exploration and evaluation assets	5	53,793	46,781
Plant, equipment and mining properties	7	38,665	38,743
Long-term investments		28	10
Reclamation bonds		23	107
Total assets		$113,145	$108,588
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$5,476	$5,885
Amounts due to related parties	8(b)	162	157
Taxes payable		17	167
Current portion of term facility	9	3,393	1,017
Current portion of equipment loans		309	517
Current portion of finance lease obligations		884	950
Deferred revenue		-	573
Current portion of reclamation provision	11	-	296
Other liabilities		275	279
Total current liabilities		10,516	9,841
Term facility	9	3,355	5,884
Equipment loans		203	411
Finance lease obligations		399	869
Warrant liability	10	1,722	2,009
Reclamation provision	11	12,076	10,503
Deferred income tax liabilities		3,209	3,903
Total liabilities		31,480	33,420
EQUITY
Share capital	12	96,093	88,045
Equity reserves		9,120	9,849
Treasury shares (14,180 shares, at cost)		(97)	(97)
Accumulated other comprehensive loss		(5,267)	(6,124)
Accumulated deficit		(18,184)	(16,505)
Total equity		81,665	75,168
Total liabilities and equity		$113,145	$108,588

Commitments – Note 15

Approved by the Board of Directors on November 7, 2019:

Gary Robertson	Director	David Wolfin	Director

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (Expressed in thousands of US dollars, except per share amounts - Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Note	2019	2018	2019	2018
Revenue from mining operations	13	$6,796	$8,516	$21,320	$25,848
Cost of sales	13	6,973	7,859	21,145	20,929

Mine operating income (loss)		(177)	657	175	4,919
Operating expenses
General and administrative expenses	14	810	1,050	2,277	3,206
Share-based payments	12	230	142	643	406
Income (loss) before other items		(1,217)	(535)	(2,745)	1,307
Other items
Interest and other income		150	112	385	225
Unrealized gain (loss) on long-term investments		16	(2)	17	(5)
Fair value adjustment on warrant liability	10	(230)	487	346	1,174
Foreign exchange loss		(706)	(617)	(561)	(446)
Finance costs		(6)	(306)	(2)	(410)
Accretion of reclamation provision	11	(82)	(109)	(250)	(304)
Interest expense		(13)	(31)	(53)	(83)
Gain (loss) on sale of asset		-	-	(3)	35
Net income (loss) before income taxes		(2,088)	(1,001)	(2,866)	1,493
Income taxes
Current income tax expense		(63)	(478)	(246)	(1,399)
Deferred income tax recovery		509	467	694	551
		446	(11)	448	(848)
Net income (loss)		(1,642)	(1,012)	(2,418)	645
Other comprehensive income (loss)
Items that may be reclassified subsequently to income or loss:
Currency translation differences		(318)	1,208	857	(419)
Total comprehensive income (loss)		$(1,960)	$196	$(1,561)	$226
Earnings (loss) per share	12(e)
Basic		$(0.02)	$(0.02)	$(0.04)	$0.01
Diluted		$(0.02)	$(0.02)	$(0.04)	$0.01
Weighted average number of common shares outstanding	12(e)
Basic		73,428,820	55,805,653	67,743,695	54,665,819
Diluted		73,428,820	55,805,653	67,743,695	58,728,862

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Changes in Equity (Expressed in thousands of US dollars - Unaudited)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2018		52,718,153	$81,468	$10,581	$(97)	$(4,073)	$(18,877)	$69,002
Common shares issued for cash:
Brokered private offerings		10,257,458	6,683	-	-	-	-	6,683
Less: Issuance costs		-	(737)	-	-	-	-	(737)
Exercise of stock options		87,500	112	-	-	-	-	112
Carrying value of stock options exercised		-	84	(84)	-	-	-	-
Carrying value of RSUs exercised		274,658	602	(602)	-	-	-	-
Options cancelled or expired		-	-	(735)	-	-	735	-
Share-based payments		-	-	451	-	-	-	451
Net income for the period		-	-	-	-	-	645	645
Currency translation differences		-	-	-	-	(419)	-	(419)
Balance, September 30, 2018		63,337,769	$88,212	$9,611	$(97)	$(4,492)	$(17,497)	$75,737
Balance, January 1, 2019		63,337,769	$88,045	$9,849	$(97)	$(6,124)	$(16,505)	$75,168
Common shares issued for cash:
Brokered public offerings	12	7,735,360	4,877	-	-	-	-	4,877
Less: Issuance costs		-	(476)	-	-	-	-	(476)
At the market issuances	12	4,954,000	2,924	-	-	-	-	2,924
Less: Issuance costs		-	(112)	-	-	-	-	(112)
Options cancelled or expired		-	-	(739)	-	-	739	-
Carrying value of RSUs exercised		565,259	835	(835)	-	-	-	-
Fair value of warrants issued		-	-	116	-	-	-	116
Share-based payments	12	-	-	729	-	-	-	729
Net loss for the period		-	-	-	-	-	(2,418)	(2,418)
Currency translation differences		-	-	-	-	857	-	857
Balance, September 30, 2019		76,592,388	$96,093	$9,120	$(97)	$(5,267)	$(18,184)	$81,665

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD. Condensed Consolidated Interim Statements of Cash Flows (Expressed in thousands of US dollars - Unaudited)

		Nine months ended September 30,
	Note	2019	2018

Cash generated by (used in):

Operating Activities
Net income (loss)		$(2,418)	$645
Adjustments for non-cash items:
Deferred income tax recovery		(694)	(551)
Depreciation and depletion		2,029	2,692
Inventory net realizable adjustment		387	-
Accretion of reclamation provision		250	304
Unrealized loss (gain) on investments		(17)	5
Foreign exchange loss (gain)		581	(71)
Unwinding of fair value adjustment	9	(153)	-
Fair value adjustment on warrant liability		(346)	(1,174)
Share-based payments		643	407
		262	2,257
Net change in non-cash working capital items	16	382	7,450

		644	9,707

Financing Activities
Shares and warrants issued for cash, net of issuance costs		7,329	8,796
Finance lease payments		(643)	(995)
Equipment loan payments		(434)	(947)
Term facility payments		-	(2,000)
		6,252	4,854

Investing Activities
Exploration and evaluation expenditures		(4,715)	(4,074)
Additions to plant, equipment and mining properties		(2,553)	(7,816)
Redemption of reclamation bonds		87	-
Redemption of short-term investments		-	1,000
		(7,181)	(10,890)

Change in cash		(285)	3,671
Effect of exchange rate changes on cash		(86)	(23)
Cash, Beginning		3,252	3,420
Cash, Ending		$2,881	$7,068

Supplementary Cash Flow Information (Note 16)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States, and trades on the TSX Venture Exchange (“TSX-V”), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico, as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo Mine, and on July 1, 2015, the Company commenced production of copper, silver, and gold at levels intended by management at its Avino Mine; both mines are located on the historic Avino property in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements of the Company, except as described under “Basis of Presentation”. These condensed consolidated interim financial statements do not contain all of the information required for full annual financial statements. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s December 31, 2018, annual consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

These unaudited condensed consolidated interim financial statements are expressed in US dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements as if the policies have always been in effect, other than those described below:

Adoption of IFRS 16 Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract based on whether the customer controls the asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. A lessee can choose to apply IFRS 16 using either a full retrospective approach or a modified retrospective approach. The Company has applied IFRS 16 at the date it became effective using a modified retrospective approach. By applying this method, the comparative information for the 2018 fiscal year has not been restated.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

At the inception of a contract, the Company assesses whether a contract is or contains a lease. If so, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which consists of:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date

•	Any indirect costs incurred

•	An estimate of costs to dismantle or remove the underlying asset or to restore the site on which the asset is located

•	Any incentives received from the lessor

The Company has elected not to recognize right of use assets and lease liabilities for short-term lease that have a lease term of 12 months or less and leases of low value assets. The lease payments associated with these leases are expensed on a straight-line basis over the lease term.

The majority of the Company’s leases were already classified as right of use assets on its consolidated statement of financial position. The Company has reviewed all existing leases and concluded that all leases that were previously expensed over the lease term where considered to be either short-term leases or leases of low value assets, and therefore there is no impact to the consolidated financial statements upon adoption of IFRS 16.

Adoption of IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)

On June 7, 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation provides guidance on the accounting for current and deferred income tax liabilities and assets when there is uncertainty over income tax treatments. IFRIC 23 was applicable for annual periods beginning on or after January 1, 2019.

IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If the treatment is likely to be accepted, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Interpretation is effective for annual periods beginning on or after January 1, 2019.

The Company adopted IFRIC 23 in its consolidated financial statements for the annual period beginning on January 1, 2019, with no impact on the financial statements.

Significant Accounting Judgments and Estimates

The Company’s management makes judgments in its process of applying the Company’s accounting policies to the preparation of its condensed consolidated interim financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of the impacts on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2019, are consistent with those applied and disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended December 31, 2018.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

Basis of Consolidation The condensed consolidated interim financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration
Nueva Vizcaya Mining, S.A. de C.V.	100%	Mexico	Mexican administration
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico	Holding company
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration
Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the unaudited condensed consolidated interim financial statements.

3.	TAXES RECOVERABLE

The Company’s taxes recoverable consist of the Mexican I.V.A. (“VAT”) and income taxes recoverable and Canadian sales taxes (“GST/HST”) recoverable.

	September 30, 2019	December 31, 2018
VAT recoverable	$1,882	$3,144
GST recoverable	95	82
Income taxes recoverable	2,689	2,117
	$4,666	$5,343

4.	INVENTORY

	September 30, 2019	December 31, 2018
Process material stockpiles	$1,187	$4,486
Concentrate inventory	4,792	3,095
Materials and supplies	1,735	1,650
	$7,714	$9,231

The amount of inventory recognized as an expense for the nine months ended September 30, 2019, totalled $21,145 (September 30, 2018 – $20,929), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

5.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia & Yukon, Canada	Total

Balance, January 1, 2018	$9,034	$34,304	$43,338

Costs incurred during 2018:
Mine and camp costs	-	3,143	3,143
Drilling and exploration	346	1,142	1,488
Depreciation of plant and equipment	-	540	540
Interest and financing costs	-	414	414
Geological and related services	-	205	205
Assessments and taxes	86	29	115
Water treatment and tailing storage facility costs	-	53	53
Assays	-	13	13
Effect of movements in exchange rates	226	(2,754)	(2,528)

Balance, December 31, 2018	$9,692	$37,089	$46,781

Costs incurred during 2019:
Mine and camp costs	-	2,154	2,154
Drilling and exploration	37	1,880	1,917
Depreciation of plant and equipment	-	316	316
Interest and other costs	-	320	320
Provision for reclamation	-	788	788
Assessments and taxes	91	31	122
Geological and related services	-	104	104
Assays	-	113	113
Water treatment and tailing storage facility costs	-	71	71
Effect of movements in exchange rates	(4)	1,111	1,107

Balance, September 30, 2019	$9,816	$43,977	$53,793

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

Additional information on the Company’s exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company’s subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company’s mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company’s San Gonzalo Mine, which achieved production at levels intended by management as of October 1, 2012, and on this date accumulated exploration and evaluation costs were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino Mine.

In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”. The ET zone includes the Avino Mine, where production at levels intended by management was achieved on July 1, 2015.

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years. In consideration of the granting of these rights, the Company issued 135,189 common shares with a fair value of C$0.25 million during the year ended December 31, 2012.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (“NSR”). In addition, after the start of production, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales a minimum royalty equal to the applicable NSR royalty based on the processing at a monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of $8 million within 15 days of the Company’s notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents Canadian (C$0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold.

(ii)	Minto and Olympic-Kelvin properties

The Company’s mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada, which collectively comprise the Eagle property. During 2017, an option agreement was signed between Avino and Alexco Resource Corp. (“Alexco”), granting Alexco the right to acquire a 65% interest in all 14 quartz mining leases. To exercise the option, Alexco must pay Avino a total of C$70 in instalments over 4 years, issue Avino a total of 70,000 Alexco common shares in instalments over 4 years, incur C$0.55 million in exploration work by the second anniversary of the option agreement date, and a further C$2.2 million in exploration work on the Eagle Property by the fourth anniversary of the option agreement date.

In the event that Alexco earns its 65% interest in the Eagle Property, Alexco and Avino will form a joint venture for the future exploration and development of the Eagle Property, and may contribute towards expenditures in proportion to their interests (65% Alexco / 35% Avino). If either company elects to not contribute its share of costs, then its interest will be diluted.  If either company’s joint venture interest is diluted to less than 10%, its interest will convert to a 5.0% net smelter returns royalty, subject to the other’s right to buy-down the royalty to 2.0% for C$2.5 million.

During the nine months ended September 30, 2019, Alexco terminated the option agreement as currently structured. The Eagle Property was previously inactive and held by Avino as a non-essential asset to its current operations. The Eagle Property has a nominal carrying value.

6.	NON-CONTROLLING INTEREST

At September 30, 2019, the Company had an effective 99.67% (December 31, 2018 - 99.67%) interest in its subsidiary Avino Mexico and the remaining 0.33% (December 31, 2018 - 0.33%) interest represents a non-controlling interest. The accumulated deficit and current period income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the condensed consolidated interim financial statements.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

7.	PLANT, EQUIPMENT AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings and construction in process	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2018	12,482	133	283	16,377	9,866	5,625	44,766
Additions	588	17	77	990	7,901	1,089	10,662
Transfers	-	-	-	-	(45)	45	-
Disposals	-	-	-	-	(33)	-	(33)
Effect of movements in exchange rates	(108)	(1)	(2)	(110)	(86)	(49)	(356)
Balance at December 31, 2018	12,962	149	358	17,257	17,603	6,710	55,039
Additions	46	1	17	195	830	1,605	2,694
Transfers	-	-	-	-	(138)	138	-
Disposals	-	-	-	(43)	-	-	(43)
Effect of movements in exchange rates	29	-	1	41	40	15	126
Balance at September 30, 2019	13,037	150	376	17,450	18,335	8,468	57,816

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2018	4,592	48	144	6,084	1,139	601	12,608
Additions	1,549	17	32	799	1,287	112	3,796
Effect of movements in exchange rates	(39)	-	(1)	(53)	(10)	(5)	(108)
Balance at December 31, 2018	6,102	65	175	6,830	2,416	708	16,296
Additions	1,185	11	27	319	1,203	120	2,865
Effect of movements in exchange rates	(34)	-	-	16	6	2	(10)
Balance at September 30, 2019	7,253	76	202	7,165	3,625	830	19,151

NET BOOK VALUE
At September 30, 2019	5,784	74	174	10,285	14,710	7,638	38,665
At December 31, 2018	6,860	84	183	10,427	15,187	6,002	38,743
At January 1, 2018	7,890	85	139	10,293	8,727	5,024	32,158

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

Included in buildings and construction in process above are assets under construction of $3,792 as at September 30, 2019 (December 31, 2018 - $3,655) on which no depreciation was charged in the periods then ended. Once the assets are put into service, they will be transferred to the appropriate class of plant, equipment and mining properties.

As at September 30, 2019, plant, equipment and mining properties included a net carrying amount of $987 (December 31, 2018 - $2,232) for mining equipment under equipment loan, and $2,733 (December 31, 2018 - $3,461) for mining equipment under lease.

8.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three and nine months ended September 30, 2019 and 2018 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Salaries, benefits, and consulting fees	$176	$209	$527	$634
Share-based payments	196	107	545	360
	$372	$316	$1,072	$994

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $94 (December 31, 2018 - $212) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the condensed consolidated interim statements of financial position as at September 30, 2019. The following table summarizes the amounts were due to related parties:

	September 30, 2019	December 31, 2018
Oniva International Services Corp.	$119	$107
Directors	43	47
Jasman Yee & Associates, Inc.	-	3
	$162	$157

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. (“Oniva”) for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company’s percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. David Wolfin, President & CEO, and a director of the Company, is the sole owner of Oniva. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

- 13 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

The transactions with Oniva during the three and nine months ended September 30, 2019 and 2018, are summarized below:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Salaries and benefits	$125	$154	$506	$459
Office and miscellaneous	57	130	207	448
Exploration and evaluation assets	51	100	169	294
	$233	$384	$882	$1,201

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation (“ICC”), a company controlled by David Wolfin, the Company’s president and CEO and also a director, for consulting services. For the nine months ended September 30, 2019, the Company paid $169 (September 30, 2018 - $175) to ICC.

The Company pays Jasman Yee & Associates, Inc. (“JYAI”) for operational, managerial, metallurgical, engineering and consulting services related to the Company’s activities. JYAI’s managing director is a director of the Company. For the nine months ended September 30, 2019 and 2018, the Company paid $20 and $57, respectively, to JYAI.

The Company pays Wear Wolfin Designs Ltd. (“WWD”), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the nine months ended September 30, 2019 and 2018, the Company paid $Nil and $12, respectively, to WWD. The agreement was terminated during 2018.

9.	TERM FACILITY

In July 2015, the Company entered into a ten million dollar term facility with Samsung C&T U.K. Limited (“Samsung”). Interest is charged on the facility at a rate of US dollar LIBOR (3 month) plus 4.75%, and the facility was to be repaid in 15 consecutive equal monthly instalments starting in June 2016. Pursuant to the agreement, in August 2015, Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less interest, treatment, refining, shipping, and insurance charges.

During the year ended December 31, 2018, the Company and Samsung amended the existing term facility by extending the repayment period. Under the new amendment, Samsung granted the Company a 12 month deferral period from October 2018, through and including September 2019, during which there will be no principal repayments. The Company will repay the remaining balance in 23 equal monthly instalments of $278 commencing in October 2019 and ending August 2021. Interest on the amended facility is now charged at a rate of US dollar LIBOR (3 month) plus 6.75% during the 12 month deferral period, reverting to US dollar LIBOR (3 month) plus 4.75% for the remainder of the repayment period ending August 2021. Other material terms of the facility remain unchanged. The Company is committed to selling Avino Mine concentrate on an exclusive basis to Samsung until December 31, 2024.

The facility is secured by the concentrates produced under the agreement and by the common shares of the Company’s wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

- 14 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

The continuity of the term facility with Samsung is as follows:

	September 30,	December 31,
	2019	2018
Balance at beginning of the period	$6,901	$8,667
Repayments	-	(2,000)
Unwinding of fair value adjustment	(153)	-
Fair value adjustment for modification	-	234
Balance at end of the period	6,748	6,901
Less: Current portion	(3,393)	(1,017)
Non-current portion	$3,355	$5,884

10.	WARRANT LIABILITY

The Company’s warrant liability arises as a result of the issuance of warrants exercisable in US dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model. All warrants denominated in Canadian dollars are included in the Company’s equity reserves on the consolidated balance sheet and statement of changes in equity, and are not included in the warrant liability balance. Changes in respect of the Company’s warrant liability are as follows:

	September 30, 2019	December 31, 2018
Balance at beginning of the period	$2,009	$1,161
US dollar warrants issued during the period	-	2,296
Fair value adjustment	(346)	(1,304)
Effect of movement in exchange rates	59	(144)
Balance at end of the period	$1,722	$2,009

Continuity of warrants exercisable in US and Canadian dollars during the periods is as follows:

	Underlying Shares	Weighted Average Exercise Price
Warrants outstanding and exercisable, January 1, 2018	3,602,215	$1.99
Issued	7,175,846	$0.80
Warrants outstanding and exercisable, December 31, 2018	10,778,061	$1.20
Issued	464,122	C$0.85
Expired	(40,000)	$1.00
Warrants outstanding and exercisable, September 30, 2019	11,202,183	$1.18

		Derivative Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	September 30, 2019	December 31, 2018
March 14, 2019	$1.00	-	40,000
November 28, 2019	$2.00	3,562,215	3,562,215
July 30, 2020	C$0.85	464,122	-
September 25, 2023	$0.80	7,175,846	7,175,846
		11,202,183	10,778,061

- 15 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

As at September 30, 2019, the weighted average remaining contractual life of warrants outstanding was 2.61 years (December 31, 2018 – 3.46 years).

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2019	December 31, 2018
Weighted average assumptions:
Risk-free interest rate	1.51%	1.88%
Expected dividend yield	0%	0%
Expected warrant life (years)	2.89	3.46
Expected stock price volatility	60.39%	61.47%
Weighted average fair value	$0.16	$0.19

11.	RECLAMATION PROVISION

Management’s estimate of the reclamation provision at September 30, 2019, is $12,076 (December 31, 2018 – $10,799), and the undiscounted value of the obligation is $16,788 (December 31, 2018 – $16,356).

The present value of the obligation in Mexico of $1,343 (December 31, 2018 – $1,309) was calculated using a risk-free interest rate of 6.87% (December 31, 2018 – 8.62%) and an inflation rate of 3.12% (December 31, 2018 – 3.80%). Reclamation activities are estimated to begin in 2021 for the San Gonzalo Mine and in 2028 for the Avino Mine.

The present value of the obligation for Bralorne of $10,734 (December 31, 2018 – $9,490) was calculated using a weighted average risk-free interest rate of 2.84% (December 31, 2018 – 3.41%) and a weighted average inflation rate of 1.81% (December 31, 2018 – 1.88%). Reclamation activities are estimated to begin in 2027.

A reconciliation of the changes in the Company’s reclamation provision is as follows:

	September 30, 2019	December 31, 2018

Balance at beginning of the period	$10,799	$11,638
Changes in estimates	744	(437)
Unwinding of discount	250	378
Effect of movements in exchange rates	283	(780)
Balance at end of the period	12,076	10,799
Less: current portion	-	(296)
Non-current portion	$12,076	$10,503

- 16 -

12.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

	(a)	Authorized: Unlimited common shares without par value.

	(b)	Issued:

(i)	During the nine months ended September 30, 2019, the Company closed a bought-deal financing, issuing 5,411,900 common shares at the price of C$0.85, as well as 2,323,460 flow-through shares at the price of C$0.99 for gross proceeds of $5,240 (C$6,900). The financing was made by way of prospectus supplement in July 2019, so the Company’s existing Canadian short-form base shelf prospectus dated December 21, 2018.

Of the $5,240 total aggregate proceeds raised, $116 was attributed to 464,122 warrants issued as commission, leaving a residual amount of $5,124. This amount includes a flow-through premium, which represents the difference between the C$0.85 price in which the common shares were issued, and the offering price of C$0.99 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $247 was recorded as the flow-through premium, for a net share capital allocation of $4,877. This premium is presented in “Other liabilities” on the condensed consolidated interim statements of financial position as at September 30, 2019.

The Company paid a 7% cash commission on the gross proceeds in the amount of $367, and incurred additional legal and professional costs of $119. Costs of $10 were allocated to the fair value of the warrants and have been reflected in the condensed consolidated interim statements of operations as a finance cost, and costs of $476 have been reflected as share issuance costs in the condensed consolidated interim statements of changes in equity.

During the nine months ended September 30, 2019, the Company issued 4,954,000 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $2,924. The Company paid a 3% cash commission of $87 on gross proceeds and incurred an additional $25 in issuance costs during the period.

During the nine months ended September 30, 2019, the Company issued 565,259 common shares upon exercise of RSUs.

(ii)	During the year ended December 31, 2018, the Company closed a bought-deal financing, issuing 7,105,658 units at the price of $0.65 per unit for gross proceeds of $4,619. Each unit consisted of one common share and one share purchase warrant, with each share purchase warrant exercisable to purchase one additional common share at an exercise price of $0.80 until expiry on September 25, 2023. The financing was made by way of prospectus supplement in September 2018, to the short-form base shelf prospectus dated November 10, 2016 and the shelf registration statement dated August 22, 2018, for up to $25 million.

Of the $4,619 total aggregate proceeds raised in this financing, the $2,296 fair value of the warrants was attributed to warrant liability (Note 10), and the residual amount of $2,323 was attributed to common shares. The Company paid a 7% cash commission on the gross proceed in the amount of $324, and incurred additional legal costs of $185. Costs of $253 were allocated to the fair value of the warrants and have been reflected in the consolidated statement of operations as a finance cost, and costs of $256 have been reflected as share issuance costs in the consolidated statement of changes in equity. An additional $168 in issuance costs relating to the shelf registration statement have also been reflected in the consolidated statement of changes in equity.

During the year ended December 31, 2018, the Company issued 3 million common shares by way of flow-through financing for gross proceeds of $4,667 (C$6,000). This amount includes a flow-through premium, which represents the difference between the Company’s share price on the date of issuance, and the offering price of C$2.00 per share. Based on the C$ to US$ exchange rate on the date of the transaction, $444 was recorded as the flow-through premium, for a net share capital allocation of $4,223. This premium is presented in “Other liabilities” on the balance sheet as at December 31, 2018. The Company incurred $471 in commission and issuance costs in relation to the offering.

- 17 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

During the year ended December 31, 2018, the Company issued 151,800 common shares in an at-the-market offering under prospectus supplement for gross proceeds of $137. The Company pays a 3% cash commission on gross proceeds and incurred $4 in issuance costs during the period.

During the year ended December 31, 2018, the Company issued 87,500 common shares upon the exercise of stock options for gross proceeds of $112. The Company also issued 274,658 common shares upon exercise of RSUs. The Company incurred $5 in issuance costs in relation to these exercises.

(c)	Stock options:

The Company has a stock option plan to purchase the Company’s common shares, under which it may grant stock options and restricted share units of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees, and to persons providing investor relations or consulting services, the limits being based on the Company’s total number of issued and outstanding shares per year. The stock options vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed ten years from the grant date.

A reconciliation of the Company’s stock options is as follows:

	Underlying Shares	Weighted Average Exercise Price (C$)

Stock options outstanding and exercisable, January 1, 2018	3,311,000	$2.12
Granted	497,500	$1.30
Cancelled / Forfeited	(497,500)	$2.14
Expired	(306,000)	$1.61
Exercised	(87,500)	$1.61
Stock options outstanding, December 31, 2018	2,917,500	$2.04
Stock options exercisable, December 31, 2018	2,576,250	$2.14
Granted	526,000	$0.79
Cancelled / Forfeited	(250,000)	$2.10
Expired	(520,000)	$1.90
Stock options outstanding, September 30, 2019	2,673,500	$1.82
Stock options exercisable, September 30, 2019	2,147,500	$2.07

- 18 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

The following table summarizes information about the stock options outstanding and exercisable at September 30, 2019:

		Outstanding		Exercisable
Expiry Date	Price (C$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options	Weighted Average Remaining Contractual Life (Years)
December 22, 2019	$1.90	30,000	0.23	30,000	0.23
September 2, 2021	$2.95	502,500	1.93	502,500	1.93
September 20, 2022	$1.98	1,165,000	2.98	1,165,000	2.98
October 6, 2022	$1.98	15,000	3.02	15,000	3.02
August 28, 2023	$1.30	435,000	3.91	435,000	3.91
August 21, 2024	$0.79	526,000	4.90	-	4.90
		2,673,500	3.28	2,147,500	2.88

During the nine months ended September 30, 2019, the Company charged $79 (nine months ended September 30, 2018 - $50) to operations as share-based payments and capitalized $37 (nine months ended September 30, 2018 - $9) to exploration and evaluation assets for the fair value of stock options vested during the period.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the stock options was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	September 30, 2019	December 31, 2018
Weighted average assumptions:
Risk-free interest rate	1.51%	2.25%
Expected dividend yield	0%	0%
Expected warrant life (years)	5.00	5.00
Expected stock price volatility	60.39%	60.26%
Weighted average fair value	C$0.40	C$0.53

(d)	Restricted Share Units:

On April 19, 2018, the Company’s Restricted Share Unit (“RSU”) Plan was approved by its shareholders. The RSU Plan is administered by the Compensation Committee under the supervision of the Board of Directors as compensation to officers, directors, consultants, and employees. The Compensation Committee determines the terms and conditions upon which a grant is made, including any performance criteria or vesting period. RSU’s issued under the RSU Plan is subject to the combined maximum of up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis

Upon vesting, each RSU entitles the participant to receive one common share, provided that the participant is continuously employed with or providing services to the Company. RSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such RSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the RSU vests and the RSU participant receives common shares.

- 19 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

During the nine months ended September 30, 2019, 1,730,500 RSUs (year ended December 31, 2018 – 1,081,500) were granted. All RSUs granted vest one-third annually from the date of the grant until fully vested at the end of the three-year term. For the RSUs granted during the nine months ended September 30, 2019, the weighted average fair value at the measurement date was C$0.79 (for year ended December 31, 2018 was C$1.31), based on the TSX market price of the Company’s shares on the date the RSUs were granted.

At September 30, 2019, there were 2,372,875 RSUs outstanding (December 31, 2018 – 1,235,300) with a weighted average remaining life of 2.62 years.

During the nine months ended September 30, 2019, the Company charged $564 (September 30, 2018 - $357) to operations as share-based payments and capitalized $48 (September 30, 2018 - $35) to exploration and evaluation assets for the fair value of the RSUs vested. The fair value of the RSUs is recognized over the vesting period with reference to vesting conditions and the estimated RSUs expected to vest.

(e)	Earnings (loss) per share:

The calculations for basic earnings (loss) per share and diluted earnings (loss) per share are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net income (loss) for the period	$(1,642)	$(1,012)	$(2,418)	$645
Basic weighted average number of shares outstanding	73,428,820	55,805,653	67,743,695	54,665,819
Effect of dilutive share options, warrants, and RSUs (‘000)	-	-	-	4,063,043
Diluted weighted average number of shares outstanding	73,428,820	55,805,653	67,743,695	58,728,862
Basic earnings (loss) per share	$(0.02)	$(0.02)	$(0.04)	$0.01
Diluted earnings (loss) per share	$(0.02)	$(0.02)	$(0.04)	$0.01

13.	REVENUE AND COST OF SALES

Revenue reflects the sale of silver, gold and copper concentrate from the Avino Mine and from the sale of silver and gold concentrate from the San Gonzalo Mine for the nine and three months ended September 30, 2019 and 2018.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Concentrate sales	$6,600	$8,888	$20,914	$26,410
Provisional pricing adjustments	196	(372)	406	(562)
	$6,796	$8,516	$21,320	$25,848

- 20 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the periods. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of inventory sold for the periods and consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Production costs	$6,144	$6,933	$18,750	$18,250
Inventory net realizable adjustment	273	-	387	-
Depreciation and depletion	556	926	2,008	2,679
	$6,973	$7,859	$21,145	$20,929

14.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the condensed consolidated interim statements of operations consist of the following:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Salaries and benefits	$297	$538	$954	$1,143
Office and miscellaneous	34	46	132	381
Management and consulting fees	108	90	303	266
Investor relations	67	54	144	355
Travel and promotion	21	45	63	163
Professional fees	166	212	406	451
Directors fees	43	38	113	113
Regulatory and compliance fees	68	23	141	321
Depreciation	6	4	21	13
	$810	$1,050	$2,277	$3,206

15.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 8.

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	September 30, 2019	December 31, 2018
Not later than one year	$2,097	$3,092
Later than one year and not later than five years	76	74
Later than five years	6	10
	$2,179	$3,176

Included in the above amount as at September 30, 2019, is the Company’s commitment to incur flow-through eligible expenditures of $2,049 (C$2,713) that must be incurred in Canada.

Office lease payments recognized during the nine months ended September 30, 2019, totalled $54 (September 30, 2018 - $51).

- 21 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

16.	SUPPLEMENTARY CASH FLOW INFORMATION

	September 30, 2019	September 30, 2018
Net change in non-cash working capital items:
Inventory	$1,041	$69
Prepaid expenses and other assets	33	925
Taxes recoverable	680	(1,642)
Taxes payable	(150)	645
Accounts payable and accrued liabilities	(389)	3,545
Amounts receivable	(266)	2,907
Other liabilities	(3)	-
Deferred revenues	(573)	1,003
Amounts due to related parties	9	(2)
	$382	$7,450

	September 30, 2019	September 30, 2018
Interest paid	$472	$778
Taxes paid	$2,585	$4,903
Equipment acquired under finance leases and equipment loans	$116	$1,771

17.	FINANCIAL INSTRUMENTS

The fair values of the Company’s amounts due to related parties and accounts payable approximate their carrying values because of the short-term nature of these instruments. Cash, amounts receivable, long-term investments, and warrant liability are recorded at fair value. The carrying amounts of the Company’s term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash, long-term investments and amounts receivable. The Company manages credit risk, in respect of cash and short-term investments, by maintaining the majority of cash and short-term investments at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with six (December 31, 2018 – six) counterparties (see Note 18). However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

- 22 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash at September 30, 2019, in the amount of $2,881 and working capital of $10,120 in order to meet short-term business requirements. Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the condensed consolidated interim statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company’s contractual obligations and commitments as at September 30, 2019, are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$5,476	$5,476	$-	$-
Due to related parties	162	162	-	-
Minimum rental and lease payments	2,179	2,097	76	6
Term facility	7,142	3,685	3,457	-
Equipment loans	544	352	192	-
Finance lease obligations	1,287	896	391	-
Total	$16,790	$12,668	$4,116	$6

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rates on the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

- 23 -

AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and Canadian dollars:

	September 30, 2019		December 31, 2018
	MXN	CDN	MXN	CDN
Cash	$12,355	$2,437	$8,378	$2,421
Long-term investments	-	37	-	14
Reclamation bonds	-	31	-	146
Amounts receivable	-	126	-	114
Accounts payable and accrued liabilities	(54,710)	(615)	(85,951)	(891)
Due to related parties	-	(214)	-	(215)
Equipment loans	-	(224)	-	(301)
Finance lease obligations	(1,123)	(474)	(13,907)	(533)
Net exposure	(43,478)	1,104	(91,480)	755
US dollar equivalent	$(2,209)	$834	$(4,656)	$554

Based on the net US dollar denominated asset and liability exposures as at September 30, 2019, a 10% fluctuation in the US/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the nine months ended September 30, 2019, by approximately $245 (year ended December 31, 2018 - $452). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its amounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At September 30, 2019, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in metals prices would have an impact on net earnings (loss) of approximately $446 (December 31, 2018 - $419).

The Company is exposed to price risk with respect to its long-term investments, as these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). A 10% change in market prices would not have a material impact on the Company’s operations.

The Company’s profitability and ability to raise capital to fund exploration, evaluation and production activities is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

(d)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2019:

	Level 1	Level 2	Level 3
Financial assets
Cash	$2,881	$-	$-
Amounts receivable	-	4,358	-
Long-term investments	28	-	-
Financial liabilities
Warrant liability	-	-	(1,722)
Total financial assets and liabilities	$2,909	$4,358	$(1,722)

18.	SEGMENTED INFORMATION

The Company’s revenues for the three and nine months ended September 30, 2019 of $6,796 and $21,320 (September 30, 2018 - $8,516 and $25,848) are all attributable to Mexico, from shipments of concentrate produced by the Avino Mine and the San Gonzalo Mine.

On the condensed consolidated interim statements of operations, the Company had revenue from the following product mixes:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Silver	$2,958	$4,013	$9,376	$13,445
Copper	2,814	3,114	8,997	7,249
Gold	2,562	2,949	7,307	9,537
Penalties, treatment costs and refining charges	(1,538)	(1,560)	(4,360)	(4,383)
Total revenue from mining operations	$6,796	$8,516	$21,320	$25,848

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AVINO SILVER & GOLD MINES LTD.

Notes to the unaudited condensed consolidated interim financial statements

For the nine months ended September 30, 2019 and 2018

(Expressed in thousands of US dollars, except where otherwise noted)

For nine months ended September 30, 2019, the Company had six customers (September 30, 2018 – six customers) that accounted for total revenues as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Customer #1	$5,439	$4,475	$16,091	$16,845
Customer #2	655	14	661	70
Customer #3	370	3,958	3,086	6,649
Customer #4	313	-	1,003	-
Customer #5	19	-	469	-
Customer #6	-	79	10	379
Customer #7	-	(3)	-	1,557
Customer #8	-	(7)	-	348
Total revenue from mining operations	$6,796	$8,516	$21,320	$25,848

Geographical information relating to the Company’s non-current assets (other than financial instruments) is as follows:

	September 30, 2019	December 31, 2018
Exploration and evaluation assets - Mexico	$9,816	$9,692
Exploration and evaluation assets - Canada	43,977	37,089
Total exploration and evaluation assets	$53,793	$46,781

	September 30, 2019	December 31, 2018
Plant, equipment, and mining properties - Mexico	$36,519	$36,484
Plant, equipment, and mining properties - Canada	2,146	2,259
Total plant, equipment, and mining properties	$38,665	$38,743

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